Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212–325–5200 Fax +1 212–325–6665

Media Release

Credit Suisse AG Announces the Reverse Splits of its UGLD and USLV ETNs

New York, September 20, 2018

Credit Suisse AG announced today that it will implement a 1-for-10 reverse split of its VelocityShares™ 3x Long Gold ETNs (“UGLD”) and a 1-for-10 reverse split of its VelocityShares™ 3x Long Silver ETNs (“USLV”), each expected to be effective as of October 15, 2018.

The reverse splits will be effective at the open of trading on October 15, 2018. UGLD and USLV will each begin trading on the Nasdaq Stock Market on a reverse split-adjusted basis on October 15, 2018. Holders of UGLD and USLV who purchased such ETNs prior to October 15, 2018 will receive one reverse split-adjusted ETN for every ten pre-reverse split ETNs, respectively.

In addition, such purchasers that hold a number of ETNs not evenly divisible by ten will receive a cash payment for any fractional ETNs remaining (the “partials”). The cash amount due on any partials will be determined on October 19, 2018 based on the respective closing indicative values of UGLD and USLV on such date and will be paid by Credit Suisse AG on or about October [24], 2018.

The closing indicative values of UGLD and USLV on October 14, 2018 will be multiplied by ten to determine their respective reverse split-adjusted closing indicative values. Following the reverse splits, UGLD and USLV will have new CUSIPs but will retain their same exchange ticker symbols.

The reverse splits will affect the trading denominations of UGLD and USLV but they will not have any effect on the stated principal amount of any ETN, except that the stated principal amount of each will be reduced by the corresponding aggregate amount of any cash payments for the “partials.”

Illustration of a Reverse Split

The following table shows the effect of a 1-for-10 reverse split on 100,000 ETNs:

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$5.00	$500,000
1-for-10 Post-Reverse Split	10,000	$50.00	$500,000

The above table illustrates the effect of the reverse split on the number of ETNs and the hypothetical closing indicative value of the ETNs. The closing indicative value is not the same as the trading price of the ETNs.

Media Release September 20, 2018 Page 2 / 2

None of the other exchange traded notes issued by Credit Suisse AG are affected by this announcement.

Reverse Split	Exchange Ticker Symbol	Current CUSIP / New CUSIP
VelocityShares™ 3x Long Gold ETNs due October 14, 2031	UGLD	22542D688 / 22542D316
VelocityShares™ 3x Long Silver ETNs due October 14, 2031	USLV	22539T597 / 22542D290

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 45,430 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.